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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


NAME OF ISSUER: Boyd Gaming Corporation


TITLE OF CLASS OF SECURITIES: Common Stock


CUSIP NO.: 103304


FEE BEING PAID: No

(1)     NAME OF REPORTING PERSON: William S. Boyd(1)
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: N/A

(3)     SEC USE ONLY

(4)     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)     SOLE POWER TO VOTE: 26,650,306(1)

(6)     SHARED POWER TO VOTE: 0

(7)     SOLE POWER TO DISPOSE: 26,650,306(1)
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     (1) The foregoing totals are as of December 31,1997 and include 21,815,835 shares held by the William S. Boyd Gaming Properties Trust, of which the reporting person is the sole Trustee and Beneficiary; 1,320,796 shares held by the William S. Boyd Family Limited Partnership, of which the William S. Boyd Family Corporation, which is wholly owned by William S. Boyd, is the Managing General Partner; 2,800,000 shares held by the W.M. Limited Partnership, of which W.S.B., Inc., which is wholly owned by William S. Boyd, is the Managing General Partner; 14,792 shares held by the William S. Boyd Family Corporation, which is wholly owned by William S. Boyd; 13,882 shares held directly by the reporting person; and 685,001 shares subject to outstanding options which were exercisable by the reporting person as of December 31, 1997. The reporting person also has 499,999 shares under options which will vest in various portions within the next ten years.


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(8)    SHARED POWER TO DISPOSE: 0

(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       26,650,306(1)

(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES: N/A

(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 43.21%

(12)   TYPE OF REPORTING PERSON*: IN

ITEM 1.

        (a) Name of Issuer:

            Boyd Gaming Corporation

        (b) Address of issuer's Principal Executive Offices:

            2950 South Industrial Road
            Las Vegas, Nevada  89109

ITEM 2.

        (a) Name of Person Filing:

            William S. Boyd(1)

        (b) Address of Principal Business Office or, if none, Residence:

            2950 South Industrial Road
            Las Vegas, Nevada  89109

        (c) Citizenship:

            United States

        (d) Title of Class of Securities:

            Common Stock


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        (e) CUSIP Number:

            103304

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable

ITEM 4. Ownership

        (a) Amount Beneficially Owned: 26,650,306(1)

        (b) Percent of Class:

            43.21%

        (c) Number of shares as to which such person has:

            (i)    sole power to vote or to direct the vote:

                   26,650,306(1)

            (ii)   shared power to vote or to direct the vote:

                   -0-

            (iii)  sole power to dispose or to direct the disposition of:

                   26,650,306(1)

            (iv)   shared power to dispose or to direct the disposition of:

                   0

ITEM 5. Ownership of Five Percent or Less of a Class

        Not Applicable


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ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

ITEM 9.  Notice of Dissolution of the Group

         Not Applicable

ITEM 10. Certification

         Not Applicable

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     (1) The foregoing totals are as of December 31,1997 and include 21,815,835 shares held by the William S. Boyd Gaming Properties Trust, of which the reporting person is the sole Trustee and Beneficiary; 1,320,796 shares held by the William S. Boyd Family Limited Partnership, of which the William S. Boyd Family Corporation, which is wholly owned by William S. Boyd, is the Managing Partner; 2,800,000 shares held by the W.M. Limited Partnership, of which W.S.B., Inc., which is wholly owned by William S. Boyd, is the Managing General Partner; 14,792 shares held by the William S. Boyd Family Corporation, which is wholly owned by William S. Boyd; 13,882 shares held directly by the reporting person; and 685,001 shares subject to outstanding options which were exercisable by the reporting person as of December 31, 1997. The reporting person also has 499,999 shares under options which will vest in various portions within the next ten years.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Date: February 11, 1998                      /s/ WILLIAM S. BOYD
                                             ---------------------------------
                                                 William S. Boyd


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